Filed Pursuant to Rule 433

Registration Statement No. 333-164842

Pricing Term Sheet

August 4, 2011

Union Pacific Corporation

4.75% Notes due 2041

Issuer:	Union Pacific Corporation
Size:	$500,000,000
Maturity:	September 15, 2041
Coupon:	4.75%
Price to Public:	98.031% of face amount
Yield to Maturity:	4.875%
Spread to Benchmark Treasury:	110 basis points
Benchmark Treasury:	UST 4.75% due February 15, 2041
Benchmark Treasury Yield:	3.775%
Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2012
Redemption Provisions:
Make-Whole Call:	At any time prior to March 15, 2041 at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points plus accrued and unpaid interest to the date of repurchase.
Par Call:	At any time on or after March 15, 2041 at 100% plus accrued and unpaid interest to the date of repurchase.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
Trade Date:	August 4, 2011
Settlement Date:	August 9, 2011 (T+3)
CUSIP / ISIN:	907818 DJ4 / US907818DJ46
Denominations:	$1,000 x $1,000
Ratings (Moody’s / S&P):	Baa2 (stable) / BBB+ (stable)
Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.

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